Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

March 4, 2021

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Cliffwater Corporate Lending Fund (Registration No. 811-23333)

Dear Mr. Be:

The following responds to the Staff’s comments that you provided by telephone on February 26, 2021 regarding the review of the preliminary proxy statement filed by the Cliffwater Corporate Lending Fund (the “Fund”) on Schedule 14A on February 19, 2021 (the “Proxy”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: (a) In the third paragraph following the bullet points in the “Dear Shareholder” letter, please include a brief statement quantifying the extent total management fees paid by the Fund are expected to increase if the sub-advisory agreements are approved. (b) In addition, with a view to disclosure, please advise whether the investment adviser’s role will be diminished if the new sub-advisers are approved and the impact that might have on subsequent approvals made under Section 15(c) of the Investment Company Act of 1940, as amended (i.e. expand the disclosure to explain how approving the sub-advisory agreements impacts the Fund’s current management structure and why approving the proposals will benefit shareholders).

Response:

(a) The following disclosure has been added in the third paragraph following the bullet points in the “Dear Shareholder” letter:

It is estimated that the total management fees may increase by .05% if one New Sub-Advisory Agreement is approved. If all New Sub-Advisory Agreements are approved, it is estimated that the total management fees may increase by .20%. These estimates are based on the assumption that each Sub-Adviser is allocated 5% of the Fund’s assets to manage and are subject to change at the discretion of the Investment Manager. However, the total annual operating expenses of the Fund are not expected to increase.

Mr. Raymond Be

March 4, 2021

(b) The Fund confirms that the role of the investment adviser will not be diminished if shareholders approve the sub-advisory agreements and has added the following disclosure as the second and third sentences in the third paragraph following the bullet points in the “Dear Shareholder” letter:

The Fund’s management structure will not change, as the Investment Manager will continue to be responsible for, among other things, managing a significant portion of the Fund assets, making allocation decisions and overseeing the sub-advisers. The Fund is growing and the ability to allocate Fund assets to the additional new sub-advisers, if New Sub-Advisory Agreements are approved by shareholders, is expected to further assist in the Fund’s deployment of capital consistent with its current investment strategy as it seeks to achieve its investment objective.

2.	Comment: Please consider adding a Q&A to the “General” section that explains the vote required for each proposal to be approved.

Response: The following disclosure has been added to the aforementioned section:

Q. What shareholder vote is required for a nominee to the Board to be approved?

A. A nominee to the Board will be approved if the nominee receives a plurality of the votes cast by shareholders at the first Special Meeting.

Q. What shareholder vote is required for a sub-advisory agreement to be approved?

A. A sub-advisory agreement is approved if it receives the affirmative vote of a majority of the outstanding voting securities of the Fund. In accordance with the 1940 Act, a “majority of the outstanding voting securities” of the Fund means the lesser of (a) 67% or more of the shares of the Fund present at a shareholder meeting if the owners of more than 50% of the shares of the Fund then outstanding are present in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund entitled to vote at the second Special Meeting.

Mr. Raymond Be

March 4, 2021

3.	Comment: In the first Q&A in the “General” section, please add a brief statement quantifying the extent total management fees paid by the Fund are expected to increase if the sub-advisory agreements are approved. In addition, please add disclosure that directs shareholders to the additional information available in Exhibit I.

Response: The following disclosure has been added to the aforementioned Q&A:

“It is estimated that the total management fees may increase by .05% if one New Sub-Advisory Agreement is approved. If all of the New Sub-Advisory Agreements are approved, it is estimated that the total management fees may increase by .20%. These estimates are based on the assumption that each sub-adviser is allocated 5% of the Fund’s assets to manage and are subject to change at the discretion of the Investment Manager. However, the total annual operating expenses of the Fund are not expected to increase.”

However, the Fund respectfully notes that the disclosure currently includes a cross-reference to Exhibit I.

4.	Comment: Since the approval of trustee nominees and the approval of the sub-advisory agreements will occur at separate special shareholder meetings, please consider splitting the third Q&A in the “General” section into separate Q&As.

Response: The Fund has made the requested revision.

5.	Comment: Please revise the “Description of Proposal 1” of the first Special Meeting to: (i) briefly disclose any underlying factors that contributed to the nomination of the new trustees and the resignations of the prior trustees (i.e. why is there 100% turnover) and (ii) briefly expand the factors that the board and the nominating committee considered relevant to their recommendations of the trustee nominees, including, if applicable, diversity related factors. (See Regulation SK-C&DI 116.11).

Response: The following disclosure has been added as the third paragraph in the aforementioned section:

Shareholders are being asked to approve the Trustee Nominees because, after considering the Fund’s rapid growth and the increased number of sub-advisers, each of which are seeking exemptive relief to permit it to participate in co-investment activity, the Current Trustees, who oversee a number of other closed-end funds, determined that it was more appropriate for the Fund to be governed by a dedicated board of trustees. Subsequent to this determination, the Current Trustees considered and approved the Trustee Nominees, each of whom are individually accomplished and well-qualified to serve and collectively, are diverse across experience and background.

Mr. Raymond Be

March 4, 2021

6.	Comment: Please supplementally advise whether there will be any material changes to the Fund’s strategies, investment types, or risk profiles if the new sub-advisory agreements are approved. If so, revise the disclosure to address such changes so that investors understand the implications for their investment in the Fund if they approve the new sub-advisory agreements.

Response: The Fund confirms that there will not be any material changes to the Fund’s strategies, investment types, or risk profiles if the New Sub-Advisory Agreements are approved.

7.	Comment: In an appropriate location in the respective “Introduction” paragraph to Parts 3, 4, 5 and 6, please disclose the sub-advisory fee rate more prominently. Additionally, please add disclosure that explains how much each sub-adviser will be paid to manage the assets allocated to it. Furthermore, to the extent that there is any understanding between the investment adviser and a sub-advisor about minimum allocations, those should be disclosed.

Response: The following disclosure has been added to the “Introduction” paragraph to Parts 3, 4, 5, and 6, with the brackets replaced with the applicable sub-adviser’s name:

The portfolio management fee payable to [ ] will be equal to an annual rate of 1.00%, accrued daily and payable monthly in arrears, based upon the value of the portion of the Fund’s average daily assets allocated to [ ]. It is currently expected that [ ] will be allocated 5% of the Fund’s assets, which is subject to change at the discretion of the Adviser.

8.	Comment: In Parts 3, 4, 5 and 6, please revise the disclosure in each section entitled “Factors Considered by the Trustees and their Recommendation – Performance,” to clarify what “similarly managed accounts” are.

Response: The disclosure in each section of Parts 3, 4, 5 and 6 entitled “Factors Considered by the Trustees and their Recommendation” has been revised to clarify that the similarly managed accounts of each of the proposed sub-advisers are private funds.

9.	Comment: Also in Parts 3, 4, 5 and 6, please correct the disclosures in each “Duration and Termination” section that state that “[b]oth agreements terminate…” to “the agreement terminates.”

Response: The disclosures have been revised as requested.

Mr. Raymond Be

March 4, 2021

10.	Comment: Please revise the second sentence of the second paragraph in the “Proxies, Quorum and Voting at the Special Meetings” section to clarify that proxies without instructions will only be voted if such proxies are received.

Response: The aforementioned sentence has been revised as follows:

If no instruction is given on a received proxy, the persons named as proxies will vote the shares represented thereby in favor of the proposals described herein and will use their best judgment to vote on such other business as may properly come before the Special Meeting or any adjournment thereof.

11.	Comment: The Staff notes that Exhibit I – Pro Forma Expenses estimates that “Management Fees” will increase, but that there is not a correlating increase in “Total Annual Fund Operating Expenses.” As a result, the Staff requests that the Fund confirm that the calculations are accurate. The Staff further notes that Acquired Fees and Expenses are shown as substantially decreasing if the new sub-advisers are approved by shareholders, thereby suggesting a change in the Fund’s investment strategy. As requested in Comment 6, please advise shareholders of any such changes.

Response: As noted in Response 6, there will not be any material change to the Fund’s strategies, investment types, or risk profiles. The anticipated decrease in Acquired Fund Fees and Expenses (“AFFE”) would result from expected new investment opportunities that may not generate AFFE and that are expected to be available if shareholders approve the new sub-advisers. The new investment opportunities are expected to support the Fund’s current investment objective, strategies and policies, but are estimated to result in a lower AFFE for the Fund (e.g. direct investments versus investments in underlying funds). Additionally, the Fund confirms that the calculations presented in Exhibit I – Pro Forma Expenses are accurate.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer